EXHIBIT 99.7

SSgA Money Market Fund	June 30, 2002

Fund Objective	Total Net Assets (000)	$11,408,672

The Fund seeks to maximize current income to the extent consistent with the preservation of capital and liquidity, and the maintenance of a stable $1.00 per share net asset value, by investing in dollar denominated securities	Shares Outstanding (000) Net Asset Value Per Share	11,408,672 $1.00

NASDAQ Symbol	SSMXX

Expense Ratio	0.38%

Performance as of:	03/31/02	06/30/02	Portfolio Analytics

YTD*	0.43%	0.85%	Average Maturity	52 days
3 Months*	0.43%	0.42%	Average Credit Quality	A
1 Year*	3.02%	2.34%	7 Day Average Yield**	1.66
3 Year+	4.78%	4.53%	30 Day Average Yield	1.64
5 Year+	4.97%	4.79%	Effective Duration	0.142
10 Year+	4.70%	4.64%
Since Inception (5/2/1988)+	5.50%	5.43%

Top Ten Portfolio Holdings	Percent of Net Assets	Maturity Ladder

06/30/2002		Maturity	Percent
Goldman Triparty Repo	7.3%	1 Day	0.0%
FNMA & FNMA Disc.	5.2%	2-90 Days	79.0%
General Electric Capital Corporation	3.9%	91+ Days	21.0%
Bayerische Landesbank	3.0%
Lloyds Bank	2.9%
Edison Asset Sec LLC	2.8%
ING Bank	2.8%
Atlantis One Funding	2.7%
Deutsche Bank AG	2.4%
Svenska Handelsbanken	2.2%

Industry Breakdown

+Annualized
* Cumulative
** 7 Day Yield is as of the 7-day period ending the last business day of the month indicated. The yield quotation stated above more closely reflects the current earnings of the Fund than the total return quotation.

Shares of the SSgA® funds are not insured by the FDIC or by another governmental agency; they are not obligations of the FDIC nor are they deposits or obligations of or guaranteed by State Street Bank and Trust Company. The SSgA funds pay State Street Bank and Trust Company for its services as custodian, transfer agent and shareholder servicing agent and pays SSgA Funds Management, Inc., an affiliate of State Street Bank and Trust Company, for investment advisory services. Investment in the Funds poses investment risks, including the possible loss of principal; the investment return and principal value of an investment will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.

Effective duration is a measurement of a bond’s portfolio price sensitivity to changes in interest rates. The figure shown above is a weighted maturity at present value of all principal and interest payments.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or another governmental agency. Although a money market fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Performance quoted represents past performance and should not be viewed as a representation of future results. Performance data reflects an expense limitation currently in effect, without which returns would have been lower.

For more complete information, including risks, charges and expenses, please call 1-800-997-7327 for a free prospectus. Please read the prospectus carefully before you invest or send money.

Distributor: State Street Global Markets, LLC. Member, NASD, SIPC. Date of First Use: July, 2002